Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference of our report, dated April 21, 2026, in this Registration Statement of Youxin Technology Ltd on Form F-3 filed with the U.S. Securities and Exchange Commission, relating to the consolidated balance sheets of Celnet Technology Co., Ltd as of September 30, 2025 and 2024, and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ deficit, and cash flows for each of the two years in the period ended September 30, 2025, and the related notes included in the Form 6-K of Youxin Technology Ltd, filed on April 21, 2026. We also consent to the reference to us under the caption “Experts” in such Registration Statement.

/s/ GGF CPA LTD

PCAOB NO: 2729

Guangzhou, China

May 22, 2026